EXHIBIT 12.1
IRIS INTERNATIONAL, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Nine
	Months
	ended
	September
	30,	Years Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings (loss) before fixed charges (1):
Earnings (loss) from continuing operations before cumulative effect of accounting change	$4,076	$8,705	$13,376	$10,393	$2,138	$9,546
Fixed Charges	644	687	607	528	477	291
Amortization of capitalized interest					—	—
Distributed income of equity investees					—	—
Equity in net losses of affiliates					—	—
Less: Interest capitalized					—	—
Preference security dividend requirements of consolidated subsidiaries					—	—
Minority interest					—	—

	$4,720	$9,392	$13,983	$10,921	$2,615	$9,837

Fixed charges:
Interest expense	$7	$21	$11	$10	$18	$15
Est. int. exp. component of rent expense	637	666	596	518	459	276
Amortization of premiums, discounts, and capitalized expenses related to indebtedness	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

	$644	$687	$607	$528	$477	$291

Ratio of earnings to fixed charges (1)	7.3x	13.7x	23.0x	20.7x	5.5x	33.8x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preferred security dividend is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities. We currently have no preference securities outstanding for which we are required to pay dividends.

(2)	We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding.